GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

hadler@gibsondunn.com

October 31, 2008

Direct Dial (202) 955-8589	Client Matter No. 43500-00018

Fax No. (202) 530-9526

VIA EDGAR AND HAND DELIVERY

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20249

Re:	Integral Systems, Inc.
Registration Statement on Form S-3
Filed September 29, 2008
File No. 333-153706

Form 10-Q for the Period Ended June 30, 2008
Filed August 7, 2008
File No. 000-18603

Dear Mr. Shuman:

Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated October 22, 2008, setting forth comments to the registration statement on Form S-3 (the “S-3”) filed by Integral Systems, Inc. (“Integral Systems” or the “Company”) on September 29, 2008 and the quarterly report on Form 10-Q for the period ended June 30, 2008 (“10-Q”) filed by the Company on August 7, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

On behalf of the Company, we are filing herewith Amendment No. 1 to the registration statement on Form S-3 (“Amendment No. 1”). We are also providing to the Staff two unmarked copies of Amendment No. 1 and two copies of Amendment No. 1 that are marked to show

October 31, 2008

changes to the S-3. Unless otherwise indicated, all references to page numbers are to the marked Amendment No. 1 provided herewith.

This response letter has been filed via EDGAR, tagged as “CORRESP.” The Company will deliver an original of this letter via hand delivery.

Form S-3

Description of Capital Stock

Preferred Stock, page 8

1.	You are seeking to register for the shelf the offer and sale of preferred stock, yet you disclose that your charter does not currently authorize the issuance of preferred stock. Please provide us with your analysis as to why you believe it is appropriate to register on a shelf basis the offer and sale of shares of preferred stock, given that your charter does not currently authorize the issuance of preferred stock, in blank-check form or otherwise.

The Company will not seek to register on a shelf basis the offer and sale of shares of preferred stock at this time. The fee registration table or the facing page, the front cover and pages 5, 7, 8, and 19 have been revised to remove references to preferred stock.

Description of Warrants, page 16

2.	You state that Integral Systems may issue warrants exercisable for “securities of third parties... or other rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities.” You are not, however, seeking to register in your core registration statement on Form S-3 any securities of third parties or rights to receive payment in securities based on the value, rate or price of one or more specified securities. Please be advised that, absent an available exemption, the issuance of third-party securities underlying warrants of Integral Systems must be registered under the Securities Act of 1933. Assuming there is no applicable exemption, if the warrants are exercisable within a 12-month period from the initial sale of the warrants, the offering of the underlying securities must be covered by an effective registration statement at the time the warrants are sold. Please confirm your understanding and advise us of your intentions in this regard.

The description of warrants on page 15 has been revised to remove the phrase “or securities of third parties, including any of our affiliates, or other rights to receive payment in cash or securities based on the value, rate or price of one or more specified securities.”

October 31, 2008

Exhibits

Exhibit 5.2, Legal Opinion of Ballard Spahr Andrews & Ingersoll, LLP

3.	In paragraph (d) on page 3 of its opinion, counsel appears to assume that the company’s charter will be amended in the future to authorize shares of preferred stock for issuance. Please provide us with your views on the appropriateness of this assumption given that this matter appears necessary to form counsel’s opinion that, upon the occurrence of certain specified events, the preferred stock will be validly issued, fully paid and non-assessable. Please have counsel file a revised opinion or advise. We also remind you that an unqualified legal opinion is required with every takedown of securities registered under this registration statement.

In connection with the Company’s response to Staff comment #1 above, the legal opinion of Ballard Spahr Andrews & Ingersoll, LLP has been revised to remove references to preferred stock. In addition, the legal opinion of Gibson, Dunn & Crutcher LLP and the consent of Bernstein & Pinchuk LLP have been revised to remove references to preferred stock.

Form 10-Q for the Period Ended June 30, 2008

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 25

4.

We note the following disclosure regarding management’s evaluation of your disclosure controls and procedures: “Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the ‘Exchange Act’)), our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this quarterly report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and Form 10-Q.” These effectiveness conclusions are stated in terms that are more limited in scope than the Rule 13a-15(e) definition of “disclosure controls and procedures.” The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer . . . is

October 31, 2008

accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company’s controls and procedures as defined in Rule 13a-15(e) and confirm that you will conform your disclosure in future filings.

The Company confirms that the effectiveness conclusions of the Company’s CEO and CFO were made with respect to the Company’s controls and procedures as defined in Securities Exchange Act Rule 13a-15(e). The Company also confirms that it will conform its disclosure in future filings to the definition of “disclosure controls and procedures” in Rule 13a-15(e).

* * * *

We appreciate this opportunity to provide our views to the Staff. If you wish to discuss any of the foregoing comments, please call me at (202) 955-8589 or Anne L. Benedict at (202) 955-8654.

Very truly yours,

/s/ Howard B. Adler

Enclosure(s)

cc:	John B. Higginbotham
Integral Systems, Inc.